UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING

                                  (Check One)
[X]Form 10-K    [ ]Form 20-F    [ ]Form 11-K    [ ]Form 10-Q   [ ]Form N-SAR

                       For Period Ended: December 31, 2001

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
                 For the Transition Period Ended: _____________

Read attached instruction sheet before preparing form. Please print or type.

          Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

          If the notification relates to a portion of the filing
             checked above, identify the Item(s) to which the
                          notification relates:

--------------------------------------------------------------------------------

                         PART I - REGISTRANT INFORMATION

UNITED STATES TELECOMMUNICATIONS, INC.
-------------------------------------
Full Name of Registrant

Former Name if Applicable


SUITE 118, 5251 110TH AVENUE NORTH
----------------------------------
Address of Principal Executive Office (STREET AND NUMBER)

CLEARWATER FLORIDA, 33760
-------------------------
City, State and Zip Code

                        PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-KSB, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)

The Company has not been able to compile the requisite financial data and other narrative information necessary to enable it to have sufficient time to complete the Company's Annual Report on Form 10-K by April 1, 2002, the required filing date, without unreasonable effort and expense. This delay is partially attributable to the time expended by the Company and its auditors (i) in resolving a discrepancy in the amount owed by the Company to a local exchange carrier under an agreement entered into in August 2001 and (ii) in confirming the outstanding equity of the Company as a result of the exchange offer completed by the Company in August 2001. The Company intends to file the Form 10-K within the time period specified by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.




                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             Richard Pollara                          (727) 572-7832
           ---------------------                  ---------------------
                    (Name)                      (Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

                                    SIGNATURE

         UNITED STATES TELECOMMUNICATIONS, INC. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.





Date:    March 29, 2002             By:     /s/ Richard Pollara
                                       ----------------------------------------
                                                Richard Pollara
                                                President